Authorization and Designation
to Sign and File
Section 16 Reporting Forms

The undersigned, an
Executive Officer of Ampco-Pittsburgh Corporation,
a Pennsylvania corporation (the "Corporation),
does hereby authorize and designate Rose Hoover
to sign and file on his behalf any and all Forms 3,
4, and 5  relating to equity securities of the
Corporation pursuant to the requirements of Section
16 of of  Securities Exchange Act of 1934 ("Section 16").
This authorization, unless earlier revoked by
the undersigned in writing, shall be valid
until the undersigned's reporting obligations
under Section 16 with respect to equity
securities of the Corporation shall cease.

IN WITNESS WHEREOF, the undersigned has executed this
Authorization and Designation as of the 17th day of
December, 2019.

   __/s/ J. Brett McBrayer_____
   J. Brett McBrayer